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EMAIL: MNEIDELL@OLSHANLAW.COM
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November 20, 2012

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Proxy Soliciting Materials
Filed on October 25, 2012 by Biglari Holdings Inc. (“Biglari”)
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated November 12, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We are providing the following response on behalf of Biglari.  Our responses are numbered to correspond to your comments.

General

1.
We note your response to prior comment 2.  In your response, you have cited your Form 13F filed August 14, 2012 as containing support for your assertions that Biglari is currently a “diversified holding company” and that Cracker Barrel falls into the “pile of a partially-owned business.”  Your Form 13F shows that investments in the other businesses noted in your response constitute approximately 5% of your holdings.  Furthermore, we note from your most recent Form 10-K that investments represent less than 20% of your total assets.  Please confirm that you will refrain from making the above statements in future filings, modify them so that they reflect your intention, rather than an actuality, or provide further support.

Biglari believes that in actuality and intention it is a diversified holding company.  In his 2011 Chairman’s letter, Mr. Biglari characterizes Biglari as “a diversified holding company that owns controlled and noncontrolled [i.e., partially-owned] businesses. We are building Biglari Holdings, or BH, as a multi-industry company which will persist in assembling an amalgam of cash-generating companies.” However, Biglari confirms that its future proxy material filings will include disclosure consistent with the foregoing and will provide appropriate support to the extent applicable.

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O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 20, 2012

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell